

August 18, 2010

Via U.S. Mail

Shelley Guidarelli
President and Chief Executive Officer
Norman Cay Development Inc.
4472 Winding Lane
Stevensville, MI 49127

> **Re: Norman Cay Development Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed August 10, 2010**
> **File No. 333-167284**

Dear Ms. Guidarelli:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 6

The Company Overview, page 6

1.   We note your response to comment three from our letter dated July 30, 2010. Please revise to indicate clearly whether you have filed an application to become a reseller for any wireless provider and have performed any market research to determine a suitable retail location. Further, revise to disclose whether you have received any firm commitments or indications of interest from friends, family, or business acquaintances regarding potential investments in your company.

2.   We note your response to comment four from our letter dated July 30, 2010. Revise the second to last sentence in the first paragraph at the top of page 7 to clearly state the company, Ms. Guidarelli, or any other affiliated or unaffiliated party has no plans to use

the company as a vehicle for a private company to become a reporting company once the company becomes a reporting company.

Risk Factors, page 8

Shares of our common stock that have not been registered under the Securities Act of 1933, as amended, regardless of whether such shares are restricted or unrestricted, are subject to resale restrictions imposed by Rule 144, including those set forth in Rule 144(i) which apply to a "shell company"…, page 9

3. Please revise the second sentence of this risk factor heading and the last sentence of the risk factor to clarify that any shares held by affiliates, including any shares received in a registered offering, will be subject to the resale restrictions of Rule 144(i).

Because our sole officer and director owns an aggregate of 100% of our outstanding common stock, the market price of our shares would most likely decline if he were to sell a substantial number of shares all at once or in large blocks, page 9

4. Please revise the third sentence of this risk factor to disclose that Ms. Guidarelli will be subject to the resale restrictions of Rule 144(i) for the resale of her shares.

If a Market for Our Common Stock Does Not Develop,… page 13

5. Please revise this risk factor to remove the double negatives. The relevant part of the first sentence should read "and no such market may ever develop," and the relevant part of the third sentence should read "There is no guarantee that our shares may be traded."

Use of Proceeds, page 14

6. You provide tabular disclosure of how you intend to use the net proceeds of the offering assuming that you sell all the shares. Provide similar tabular disclosure of your intended use of the net offering proceeds if you sell only 50% and 10% of the shares being offered. This will facilitate a reader's understanding and comparison of the potential outcomes of the offering.

7. Please further itemize the amount of proceeds that you intend to use for each purpose under "Business Development."

Information with respect to the Registrant, page 18

8. Please remove the reference to National Intelligence Association, Inc. or explain this reference.

Description of our Business, page 18

9.   We note your statement in the fifth paragraph on page 18 that you have "begun taking the necessary steps to complete the applications to become a licensed reseller." As discussed in comment one above, revise to disclose whether you have filed any application with a wireless company and, if so, where you are in the application process. Also, to inform your potential investors, please describe the major milestones of the application and review process.

10.   Further, other than an initial capital requirement of $20,000 to $25,000, please disclose whether there are any other material conditions or limitations to becoming a licensed reseller such as franchised territory. Once you obtain a reseller's license, please confirm you will file this agreement as an exhibit.

First Year Operations, page 19

11.   We note you intend to open kiosks in Michigan or elsewhere in the Midwest and you anticipate your rent will be about $1,200 to $1,400 per month. Please revise to discuss whether you have conducted any market research to determining suitable kiosk locations (and the results of this research). For instance, your initial target is customers who do not have a wireless provider. Discuss what you have done to determine what locations in Michigan or the Midwest have low cell phone penetration or usage and how such locations compare with your budgeted rental expense.

12.   Please revise the fifth paragraph on page 19 to disclose how much it will cost you to retain a qualified consultant to assist the company with its marketing and sales strategy and to purchase initial inventory.

13.   Please explain how you will generate revenues.

14.   In the second to last paragraph on page 19, you state additional financing will be in the form of debt or equity financing from Ms. Guidarelli. Please disclose an estimated range (minimum and maximum) of financing that will be available from her.

15.   In the last paragraph on page 19, please disclose the basis for your statement that your "business model will [not] require significant levels of cash to operate" and quantify the amount of cash you believe you will need to operate on a monthly basis.

Management's Discussion and Analysis, page 20

Liquidity and Capital Resources, page 20

16.   We note your response to comment 12 from our letter dated July 30, 2010. You disclose that you issued a note payable for $9,928 on April 29, 2010 and another note payable for

$20,000 on May 10, 2010. You disclose that both of these notes are due on demand. We note, however, that the promissory note you filed as Exhibit 10.2 indicates that you issued a note for $29,928.25 on May 10, 2010 and that this note is due on or before May 10, 2011. Please reconcile these inconsistencies. Also revise to disclose how you intend to pay the interest and principal on this note by May 10, 2011, including whether you intend to use any of the offering proceeds for this purpose.

Directors, Executive Officers, Promoters and Control Persons, page 23

17.   Please disclose how long Ms. Guidarelli has been employed by CPGjobs. Revise to make clear that you have one officer and director who is the same person rather than referring to officers and directors in the plural. Refer to prior comments 20 and 21 from our comment letter dated June 25, 2010.

Executive Compensation, page 23

18.   We reissue comment 13 from our letter dated July 30, 2010. Refer to Regulation S-K Item 402(n)(v) and the Instructions to Items 402(n)(2)(v) and (vi). You must revise to disclose whether the dollar value reported in column (e) of the Summary Compensation Table is the grant date aggregate fair value of the stock award computed in accordance with FASB ASC Topic 718.

19.   You disclose on page 23 that Ms. Guidarelli will receive a monthly fee of $2,500 under the management agreement and that the fee may be converted into shares of common stock "at a conversion rate to be determined by and between the Company and Mr. Ross from time to time." Please explain your reference to "Mr. Ross." Disclose whether this is Steven Ross, the person who loaned the company $29,928.25. Disclose Mr. Ross' role in the company, including whether he would be considered a promoter under Rule 405 of Regulation C. If applicable, provide disclosure regarding Mr. Ross under Item 404(c) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 24

20.   Please update your beneficial ownership information from May 26, 2010 to the most recent practicable date.

Certain Relationships and Related Transactions, page 25

21.   Please revise this disclosure in light of Ms. Guidarelli's management agreement with the company. Please refer to Item 404(d) of Regulation S-K.

Notes to the Financial Statements, page F-7

Note 6. Subsequent Events, page F-10

22.   We note that you have included incomplete disclosure regarding the date through which subsequent events have been evaluated. Please either remove this disclosure or revise it accordingly.

Exhibits

Exhibit 5.1

23.   In the fourth paragraph of your legal opinion, your counsel opines that "the Registered Shares have been, or shall upon issuance, be issued as duly and validly authorized and issued, fully paid and non-assessable." It appears that Registered Shares is a defined term; however, the opinion does not define this term. Please have counsel revise its opinion accordingly.

Exhibit 23.1

24.   Your auditors' consent refers to an audit report dated June 1, 2010, while the audit report included at page F-2 is dated August 5, 2010. Please ask your auditors to revise their consent to correct this inconsistency.

        You may contact Melissa Hauber, Staff Accountant, at 202-551-3368 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs for
                                        Larry Spirgel
                                        Assistant Director

cc: Via facsimile to 619-330-1888
        Wade D. Huettel, Esq.
        Carrillo Huettel, LLP